UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                   Chardan South China Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15956C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 20, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]  Rule 13d-1(b)

                [X]  Rule 13d-1(c)

                [ ]  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==================================================
               CUSIP NO. 15956C105                                  13G
==================================================

============== =================================================================
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Steven M. Oliveira 1998 Charitable Remainder Unitrust  22-6781911
--- ----------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)                                     (a)    |_|
                                                                      (b)    |_|
--- ----------------------------------------------------------------------------
3              SEC USE ONLY
--- ----------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               New York
============== =================================================================
NUMBER OF      5       SOLE VOTING POWER
                       0
SHARES
                     -------- --------------------------------------------------
BENEFICIALLY   6       SHARED VOTING POWER
                       605,000
OWNED BY
                     -------- --------------------------------------------------
EACH           7       SOLE DISPOSITIVE POWER
                       0
REPORT
REPORTING
                     -------- --------------------------------------------------
PERSON         8       SHARED DISPOSITIVE POWER
                       605,000
WITH
============= ==================================================================
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              605,000
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                                         [ ]
------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              8.64%(1)
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON (See Instructions)
              OO
============= ==================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!


____________________________
(1) On the basis of 7,000,000 shares of Common Stock reported by the Company to be issued and outstanding as of November 1, 2006 in the Company's latest Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on May 21, 2007.

==================================================
               CUSIP NO. 15956C105                                  13G
==================================================

============== =================================================================
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Steven M. Oliveira
--- ----------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)                                     (a)    |_|
                                                                      (b)    |_|
--- ----------------------------------------------------------------------------
3              SEC USE ONLY
--- ----------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
============== =================================================================
NUMBER OF      5       SOLE VOTING POWER
                       89,550
SHARES
                     -------- --------------------------------------------------
BENEFICIALLY   6       SHARED VOTING POWER
                       605,000
OWNED BY
                     -------- --------------------------------------------------
EACH           7       SOLE DISPOSITIVE POWER
                       89,550
REPORT
REPORTING
                     -------- --------------------------------------------------
PERSON         8       SHARED DISPOSITIVE POWER
                       605,000
WITH
============= ==================================================================
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              694,550
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.92%(1)
------------- ------------------------------------------------------------------
              TYPE OF REPORTING PERSON (See Instructions)
12            IN
============= ==================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________________
(1) On the basis of 7,000,000 shares of Common Stock reported by the Company to be issued and outstanding as of November 1, 2006 in the Company's latest Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on May 21, 2007.

Item 1(a).        Name of Issuer:

         Chardan South China Acquisition Corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

         625 Broadway, Suite 1111, San Diego, California 92101

Item 2(a).        Name of Person Filing:

         Steven M. Oliveira 1998 Charitable Remainder Unitrust (the "Trust") and Steven M. Oliveira (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         18 Fieldstone Court, New City, New York 10956

Item 2(c).        Citizenship:

         The Trust's place of organization is New York.

         Mr. Oliveira is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

         This statement on Schedule 13G is being filed with respect to Common Stock, par value $0.0001 per share (the "Common Stock"), of the Issuer.

Item 2(e).        CUSIP Number:

         15956C105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  Not Applicable


         (a)      [ ]      Broker or dealer registered under Section 15 of
                           the Exchange Act.

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

         (c)      [ ]      Insurance company as defined in Section 3(a)(19)
                           of the Exchange Act.

         (d)      [ ]      Investment company registered under Section 8 of
                           the Investment Company Act.

         (e)      [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E).

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

                               Page 4 of 7 pages

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act.

         (i)      [ ]      A church plan that is excluded from the
                           definition of an investment company under Section
                           3(c)(14) of the Investment Company Act.

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) The aggregate number of shares owned by the Reporting Persons is 694,550 shares of Common Stock.

         Mr. Oliveira directly beneficially owns 89,550 shares of Common Stock of the Issuer.

         Mr. Oliveira, as trustee for the Trust, indirectly beneficially owns 605,000 shares of the Issuer's Common Stock owned by the Trust and disclaims beneficial ownership of all the Common Stock of the Issuer owned by the Trust.

         (b) Percent of class: 9.92%.

         As of June 20, 2007, Mr. Oliveira, as trustee for the Trust, may be deemed to be the beneficial owner of the shares beneficially owned by the Trust as he may direct the vote and disposition of the shares owned by the Trust, and therefore to own 9.92% of the total outstanding shares of Common Stock of the Issuer. However, Mr. Oliveira disclaims beneficial ownership of the shares of Common Stock owned by the Trust (except for its indirect pecuniary interest therein and his direct beneficial ownership of 1.28% of the Common Stock of the Issuer).

         The information provided under this section is based on 7,000,000 shares of common stock outstanding as of November 1, 2006 as reported by the Issuer in its Quarterly Form 10-QSB filed with the Securities and Exchange Commission on May 21, 2007.

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                  (ii) shared power to vote or to direct the vote:

                  (iii) sole power to dispose or to direct the disposition of:

                  (iv) shared power to dispose or to direct the disposition of:

                               Page 5 of 7 pages

                  The information in items 1, and 5 through 11 on each of the two cover pages of this Schedule 13G is hereby incorporated by reference.

Item 5.           Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

Item 8.           Identification and Classification of Members of the Group

         Not Applicable

Item 9.           Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                Page 6 of 7 pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  June 22, 2007
                                  ---------------------------------------
                                  (Date)

                                  /s/ Steven M. Oliveira, individually and in
                                  ----------------------
                                  his capacity as a trustee of the Steven M. Oliveira 1998 Charitable Remainder Unitrust



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
           (See 18 U.S.C. 1001)






                                Page 7 of 7 pages